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                                                                    EXHIBIT 11.1

                    RESOURCE BANCSHARES MORTGAGE GROUP, INC.
                         STATEMENT RE: COMPUTATION OF
                  PRIMARY and FULLY DILUTED EARNINGS PER SHARE

                   ($ in thousands, except per share amounts)



                                                         Quarter Ended              Six Months Ended
                                                         June 30, 1997                June 30, 1997
                                                       -------------------         --------------------

      Net income                                           $  7,371                   $   11,841

      Primary earnings per share (1)                       $   0.37                   $     0.60

      Fully diluted earnings per share (1)                 $   0.36                   $     0.59


1) The number of common shares outstanding used to compute net income per share was 19,492,050 and 19,214,546 for the quarter and six months ended June 30, 1997, respectively. The provisions of Accounting
   Principles Board Opinion No. 15, Earnings per Share required that the Company, effective for the first quarter of 1997, prospectively commence to report net income per common share on a primary earnings per share basis. Accordingly, the weighted average shares outstanding for the second quarter of 1997 and the six months ended June 30, 1997, includes common stock equivalents. Primary and fully diluted earnings per share for the quarter ended June 30, 1997, were calculated based on weighted average shares outstanding of 20,108,839 and 20,304,831. Primary and fully diluted earnings per share for the six months ended June 30, 1997, were calculated based on weighted average shares outstanding of 19,831,581 and 20,027,327, respectively, which assumes the exercise of options covering 1,394,587 shares, excludes 406,053 contingent shares and computes incremental shares using the treasury stock method.